UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public joint stock company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Reports Q4 & FY 2021 Results

●	FY 2021 Consolidated Group Revenue increased 8.0% year-over-year to RUB 534.4 bn.

●	FY 2021 Group Adjusted OIBDA increased 6.6% year-over-year to RUB 229.4 bn.

●	FY 2021 Group Net Profit[1] increased 3.4% year-over-year to RUB 63.5 bn.

MOSCOW, March 3, 2022 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces its fourth-quarter and full-year 2021 financial and operating results.

For the full-year, the Company delivered robust performance in line with its previously provided guidance for 2021. Group Revenue in 2021 increased 8.0% year-over-year to reach RUB 534.4 bn, with top-line contributions across all segments, including Telecom, Fintech, and Media. FY 2021 Group Adjusted OIBDA increased 6.6% year-over-year to RUB 229.4 bn on the back of solid business performance in Telecom, Fintech, and Media2, among other impacts.

Group Net Profit increased 3.4% year-over-year in 2021 to reach RUB 63.5 bn, driven primarily by core business performance and a significant positive impact from Fintech, which more than overcame negative impacts. Group Cash CAPEX in 2021 amounted to RUB 111.0 bn.

Viacheslav Nikolaev, President & CEO, commented: “2021 was landmark year for MTS as we accelerated our progress in priority directions — most notably deepening engagement across our expanding digital ecosystem. Overall, I am happy to report we delivered a robust set of financial results from the top to the bottom line. We had a key strategic breakthrough in Media with the launch of our KION platform, and in Fintech, MTS Bank is rapidly achieving significant standalone scale with a proven business model. And in Telecom, we continued to build on our track record of solid, sustainable growth in mobile and fixed-line connectivity. These achievements once more demonstrate our continued successful execution of our long-term strategy to drive lifetime value across our established client base of tens of millions of customers.”

1 Attributable to owners of the Company

2 Financial results of operating segment «Media» are presented within «Other» category in the Group’s consolidated financial statements

1

Segment highlights

Telecom

●	Russia connectivity services revenue grew 5.1% in 2021 to reach RUB 416.5 bn.

●	Russia three-month active mobile subscribers increased to 80.4 m subscribers in Q4 2021 from 79.7 m in the prior quarter.

●	Russia sales of handsets and accessories increased 10.2% to RUB 68.9 bn.

●	Monthly active MyMTS app users stood at 25.1 m at the end of 2021.

Fintech

●	There were 3.0 m MTS Bank clients at the end of 2021.

●	MTS Bank net income for 2021 amounted to RUB 5.0 bn.

●	MTS Bank mobile app 3-month active users stood at 1.8 m at the end of the reporting period.

Media

●	Over-the-top media subscribers stood at 4.0 m at the end of Q4 2021, up 15.2% quarter-on-quarter and 1.6x year-over-year.

●	Total media pay-TV viewers stood at 8.4 m at the end of the reporting period.

Ecosystem

●	MTS ecosystem clients reached 8.8 m at the end of Q4 2021, up 40% from the prior-year period.

●	Average products per customer increased to 1.43, up from 1.31 in the prior-year period.

2

Financial results

Consolidated MTS Group key figures3 (RUB bn)

	4Q21	4Q20	Change, %	FY 21	FY 20	Change, %
Revenue	143.7	133.7	7.5%	534.4	494.9	8.0%
o/w Russia	140.1	130.0	7.7%	521.0	483.0	7.9%
Adjusted OIBDA[4]	55.5	52.5	5.7%	229.4	215.2	6.6%
o/w Russia	54.4	51.2	6.3%	224.4	210.0	6.8%
Operating profit	25.8	26.1	-1.2%	118.3	112.9	4.8%
Profit attributable to owners of the Company	13.6	13.1	3.9%	63.5	61.4	3.4%
Cash CAPEX[5]	22.8	33.2	-31.4%	111.0	96.9	14.5%
Net debt[6]				389.5	317.6	22.6%
Net debt / LTM Adjusted OIBDA				1.7	1.5	n/a
2021 highlights
Operating cash flow				142.8	155.5	-8.1%
Free cash flow ex-Bank & cash proceeds from sale of VF Ukraine				53.9	62.1	-13.2%

Russia results (accounts for over 97% of Group revenue)

(RUB bn)	4Q21	4Q20	Change, %	FY 21	FY 20	Change, %
Revenue	140.1	130.0	7.7%	521.0	483.0	7.9%
Connectivity services	108.3	102.9	5.3%	416.5	396.4	5.1%
Sales of handsets and accessories	20.7	20.3	2.0%	68.9	62.5	10.2%
Bank	13.5	9.3	46.1%	47.2	34.4	37.2%
Other	2.5	1.4	76.6%	6.3	4.7	32.8%
Eliminations	-5.0	-3.9	-29.7%	-17.9	-15.0	-18.9%
Adjusted OIBDA	54.4	51.2	6.3%	224.4	210.0	6.8%
margin	38.8%	39.3%	-0.5 p.p.	43.1%	43.5%	-0.4p.p
Net profit	13.1	11.8	11.2%	61.0	57.3	6.6%
margin	9.4%	9.1%	0.3 p.p.	11.7%	11.9%	-0.2p.p
# of MTS Retail stores[7]				5 636	5 244	392

For Q4 2021, Group Revenue increased 7.5% to RUB 143.7 bn driven by connectivity services, bank revenue, and sales of handsets & accessories.

1 Financials for 2020 have been restated due to the deconsolidation of NVision Group.

4 Adjusted OIBDA for 4Q2020 and 2020 doesn't include a loss from impairment of non-current assets of RUB 808 m and RUB 2,088 m respectively.

5 Net of cash proceeds under sharing agreement.

6 Excluding lease obligations.

7 Number of owned and franchised MTS stores in operation at the end of the reporting period.

3

Connectivity services revenue in Russia grew 5.3% to RUB 108.3 bn supported by solid core telecom performance, including both mobile and fixed-line services. Bank revenue in Q4 2021 surged 46.1% year-over-year, reflecting ongoing rapid growth in consumer banking and lending. In retail, sales of handsets and accessories in Russia increased 2.0% year-over-year to reach RUB 20.7 bn.

Group Adjusted OIBDA increased 5.7% year-over-year to reach RUB 55.5 bn in the quarter, driven by solid performance in key segments, including Telecom, Retail, and Media. Group Net Profit in Q4 2021 grew 3.9% to RUB 13.6 bn supported by core business performance and tax effects, while constrained by higher depreciation & amortization of fixed and intangible assets, among other impacts.

Q4 2021 Group Cash Capital Expenditures amounted to RUB 22.8 bn, with a decline versus the year-ago quarter partly due to relatively earlier investment in network development in 2021 versus 2020. For the twelve months ended December, 31, 2021, Group Free Cash Flow excluding MTS Bank8 stood at RUB 53.9 bn.

At the end of Q4 2021, MTS’s Net Debt stood at RUB 389.5 bn with a net debt weighted average interest rate of 6.6%. The Group’s Net debt ex-LL9 to Last-Twelve-Months Adjusted OIBDA ratio stood at 1.7x.

8 Free cash flow is presented excluding proceeds from sale of VF Ukraine.

9 Excluding lease liabilities.

4

Shareholder returns

In November, MTS announced the completion of its dividend payments based on the Company’s half-year 2021 financial results. The dividend for 1H 2021 amounted to RUB 10.55 per ordinary MTS share (RUB 21.10 per ADR), with aggregate dividends paid totaling RUB 21.0 bn (RUB 20,975,164,044.40). The completion of the disbursement represented the final payment under the Company’s three-year 2019-2021 dividend policy.

***

In December, MTS completed share repurchases in connection with the Extraordinary General Meeting of shareholders (the “EGM”) earlier held on September 30, 2021. As provided for under Russian legislation, holders of MTS ordinary shares voting at the EGM against certain agenda items concerning reorganization or those who abstained from voting were eligible to submit their shares for repurchase. In total, in Q4 28,504,570 ordinary shares were repurchased by MTS PJSC amounting to RUB 9.3 bn (RUB 9,313,298,156.10).

5

Other country markets

Armenia

(AMD bn)	4Q21	4Q20	Change, %	FY 21	FY 20	Change, %
Revenue	12.5	10.4	19.6%	49.0	48.5	0.9%
OIBDA	6.2	5.7	9.9%	25.8	25.0	3.5%
margin	50.0%	54.3%	-4,3 p.p.	52.8%	51.5%	+1.3 p.p
Net profit	0.6	3.9	-85.2%	3.4	12.5	-73.0%
margin	4.6%	37.5%	-32.9 p.p	6.9%	25.7%	-18.8 p.p

In Armenia, revenue in Q4 2021 increased 19.6% to AMD 12.5 bn reflecting continued growth in core connectivity services, among other factors. For the year, Armenia OIBDA increased 9.9% to AMD 6.2 bn driven by business performance. In Q4, mobile subscribers in Armenia remained roughly steady quarter-on-quarter, standing at 2.2 m at the end of Q4.

Belarus

(BYN m)	4Q21	4Q20	Change, %	FY 21	FY 20	Change, %
Revenue	368.0	334.4	10.1%	1357.0	1222.0	11.0%
OIBDA	175.0	167.6	4.4%	694.0	640.0	8.4%
margin	47.4%	50.1%	-2.7 p.p.	51.1%	52.4%	-1.3 p.p
Net profit	93.0	100.3	-7.2%	358.0	347.6	3.0%
margin	25.0%	30.0%	-5.0 p.p.	26.4%	28.4%	-2.0 p.p

In Belarus, which is not consolidated, revenue in Q4 2021 increased double digits (10.1% year-over-year) to BYN 368.0 m on the back of growth mobile connectivity as well as higher sales of devices and accessories. Belarus OIBDA increased 4.4% to reach BYN 175.0 m, driven by core connectivity performance. Mobile subscribers in Belarus remained largely unchanged at 5.7 m at the end of 2021.

Czech Republic10

(CZK m)	4Q21	4Q20	Change, %	FY 21	FY 20	Change, %
Revenue	608.0	577.0	5.4%	2180.0	1896.0	15.0%
OIBDA	38.0	45.0	-15.6%	174.0	112.0	55.4%
margin	6.3%	7.8%	-1.5 p.p.	8.0%	5.9%	+2.1 p.p
Net profit	24.0	24.0	0.0%	96.0	71.0	35.2%
margin	3.9%	4.2%	-0.3 p.p.	4.4%	3.7%	+0.7 p.p

In Q4 2021 in Czech Republic, revenue grew 5.4% year-over-year to reach CZK 608.0 m, OIBDA declined 15.6% y-o-y to CZK 38.0 m and net profit was unchanged at CZK 24.0 m.

10 Nvision Czech Republic’ tailors in-house software solutions, provides support and managed services to telecom operators, delivers electronic and mechanical manufacturing services.

6

Recent company news

Corporate developments

In October, the MTS Board of Directors approved the composition of the MTS Management Board as:

●	Vyacheslav Nikolaev, President & CEO
●	Inessa Galaktionova, First Vice President for Telecommunications
●	Alexey Barsegian, Vice President for Corporate & Legal Affairs
●	Victor Belov, Vice President for Technology
●	Igor Egorov, Vice President for Infrastructure Development
●	Ilya Filatov, Vice President for Financial Services, MTS, and CEO, MTS Bank
●	Alexander Gorbunov, Vice President for Strategy & Development
●	Ruslan Ibragimov, Vice President for Government Relations
●	Farid Kamalov, Vice President for Retail Development
●	Andrey Kamensky, Vice President for Finance
●	Alexander Khanin, Vice President for Artificial Intelligence
●	Igor Mishin, Vice President for Media
●	Pavel Voronin, Vice President for Technology
●	Olga Ziborova, Vice President for Ecosystem Development & Marketing

Pavel Voronin was subsequently appointed First Vice President for Technology in December and assumed the position in January, 2022.

M&A

In December, MTS announced the signing of a definitive agreement to acquire a 100% stake in VisionLabs B.V. (“VisionLabs”) up to RUB 6.5 bn. The deal was closed on 24th of February, 2022. VisionLabs is one of the world’s leaders in pioneering new products based on computer vision and machine learning. The company has executed more than 500 computer vision projects in 37 countries around the world for more than 270 customers across the financial, telecommunications, retail, transportation, and power sectors. The company’s software helps process data from more than 1.7 million cameras across the globe. In 2020, the company’s revenue amounted to over RUB 1.1 bn.

In February, 2022 MTS invested RUB 740 m in the equity share capital of UrentBike.ru, LLC (“Urent”), a leader on the Russian micro-mobility short-term rental market. The deal, which is aimed at expanding the range of services offered within the MTS ecosystem, was carried out as part of a recent funding round, which saw MTS as lead investor and also attracted other investments. Urent is Russia’s largest electric scooter rental operator with a fleet of over 60,000 e-scooters in more than 60 cities, representing more than 50% of the national market in terms of fleet size.

7

Ratings

In October, Russia’s AK&M agency awarded MTS the agency’s highest possible ESG Reporting Rating, an assessment of completeness of information in corporate sustainability and ESG reporting. AK&M analysts upgraded MTS's rating to RESG1 from RESG2 a year earlier, noting the high degree of sustainability disclosure in MTS public reporting, as well as the company's successful work in social initiatives and its forward-looking sustainable development strategy.

***

In December, the Expert RA rating agency reaffirmed MTS’s credit rating at the highest-possible level of ‘ruAAA’ in its 2021 review of the Company. In its press release, Expert RA highlighted the Company’s ample opportunities for debt refinancing, sufficient supply of available credit lines, as well as comfortable debt repayment schedule. The agency also cited MTS’s high-quality approach to risk management and strategic planning and high level of information transparency.

***

In January, Russia’s National Credit Ratings Agency has reaffirmed MTS’s credit rating of AAA.ru, the agency’s highest, with a stable outlook. In its report, National Credit Ratings noted several key factors that influenced their decision, including: (1) the low systematic risk to MTS’s operations; (2) the Company’s moderate leverage, high margin of safety for debt servicing, significant operating margin, as well as healthy liquidity levels; and (3) quality of the Company’s management and strategic planning.

***

In February, the MTS Board of Directors established a Special Committee of the Board for Cloud & Infrastructure Development to be chaired by Independent Director Nadia Shouraboura. In addition, the Board amended the composition of the ESG Committee.

Mobile connectivity (LTE/5G)

In October, MTS signed an agreement to build a commercial 5G-ready private network for the Karelsky Okatysh JSC iron ore mining and processing plant owned by Severstal PJSC, one of the world's largest steel and mining companies. According to the agreement, MTS will roll out a dedicated LTE/5G-ready network for Karelsky Okatysh to provide connectivity for quarrying and other operations in the Republic of Karelia, including voice and video communications, equipment and video monitoring, as well as emergency notification systems. The network is scheduled to launch in April 2022.

***

In November, MTS conducted the first test of an OpenRAN-based 5G telecom solution leveraging software developed in Russia at the Skolkovo Institute of Science and Technology (Skoltech). During tests at the Open RAN Laboratory in Moscow, the innovative new solution delivered blistering-fast downlink transmission speeds surpassing 1 Gbps. The demonstration was carried out with an OpenRAN base station and a standalone (SA) MTS 5G network core connected to a commercially-available 5G SA smartphone.

***

In January, MTS announced the world’s first successful test of 5G uplink carrier aggregation leveraging a virtualized 5G radio access network (vRAN). Solutions based on vRAN technology are widely expected to be deployed in 5G networks across the world including as a foundational component of open radio access networks (OpenRAN).

8

Partnerships

In November, MTS joined the 5G Future Forum (5GFF), an assembly that brings together leading global communications companies to accelerate the development and adoption of 5G and Multi-access Edge Computing (MEC) technologies. Founded in January 2020 by América Móvil, KT Corporation, Rogers, Telstra, Verizon and Vodafone, the 5GFF aims to accelerate delivery of globally interoperable 5G and MEC solutions.

***

In February, MTS signed a memorandum of strategic cooperation with KT Corporation, a leading Korean company in information and communications technology (ICT), to develop new business directions, including building data centers and joint AI-based solutions, as well as media content projects.

Compliance

As disclosed in our prior Annual Reports and Forms 20-F, in March 2019, we reached a resolution with the U.S. Securities and Exchange Commission (SEC) and Department of Justice (DOJ) and signed a Consent Order (Order) with the SEC and a Deferred Prosecution Agreement (DPA) with the DOJ. Under the DPA and the Order in September 2019 we appointed an independent compliance monitor for, inter alia, review, testing and perfecting MTS’ anti-corruption compliance code, policies, and procedures.

We have not received notice from the SEC, the DOJ or the monitor of any breach of the terms of the DPA or the Order. However, given a variety of factors, including the COVID-19 pandemic, we have agreed to a one-year extension of the DPA and the monitorship with the DOJ and the SEC to (i) provide us with adequate time to implement necessary enhancements to certain critical components of our anti-corruption compliance and ethics program and (ii) allow the monitor sufficient time to be able to complete its review of our remedial efforts, including our implementation of the monitor’s recommendations and an assessment of the sustainability of our remedial actions. The term of the monitorship will continue until September 2023.

Awards & Recognition

In October, MTS Investor Relations Director Polina Ugryumova was recognized with an award for Best Investor Relations Director as part of Russia’s premier annual ranking of the country’s top-1000 business leaders. The annual rating of the Russian Association of Managers seeks to recognize outstanding business leaders who have made a significant contribution to the development of their companies, their industry, and the Russian economy as a whole. The rating is based on a closed voting process, with leading business managers assessing the performance of their peers and colleagues.

9

Cautionary note on forward-looking statements

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Note on financial measures & definitions

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

10

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows11:

Group (RUB bn)	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating profit	26.1	28.6	30.4	33.5	25.8
Add: D&A	25.6	26.8	26.8	27.9	29.7
Loss from impairment of non-current assets	0.8	-	-	-	-
Adjusted OIBDA	52.5	55.4	57.2	61.3	55.5

Russia (RUB bn)	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating profit	25.4	27.9	29.8	32.8	25.3
Add: D&A	25	26.2	26.2	27.2	29.0
Loss from impairment of non-current assets	0.8	-	-	-	-
Adjusted OIBDA	51.2	54.1	56.0	60.0	54.4

Armenia (RUB m)	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating profit	304	271	463	390	346
Add: D&A	573	568	517	632	594
OIBDA	877	839	980	1022	940

Czech (Nvision) (RUB m)	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating profit	119	66	269	23	80
Add: D&A	34	39	37	37	45
OIBDA	154	105	306	60	124

OIBDA and OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating margin	19.5%	23.1%	23.7%	24.2%	18.0%
Add: D&A	19.1%	21.6%	20.8%	20.2%	20.7%
Loss from impairment of non-current assets	0.6%	-	-	-	-
Adjusted OIBDA margin	39.3%	44.7%	44.5%	44.4%	38.6%

11 Totals may add up differently due to rounding

11

Russia	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating margin	19.5%	23.1%	23.8%	24.3%	18.1%
Add: D&A	19.2%	21.7%	20.9%	20.2%	20.7%
Loss from impairment of non-current assets	0.6%	-	-	-	-
Adjusted OIBDA margin	39.3%	44.8%	44.7%	44.5%	38.8%

Armenia	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating margin	19.0%	16.7%	26.7%	20.2%	18.4%
Add: D&A	35.7%	35.0%	29.8%	32.8%	31.6%
OIBDA margin	54.7%	51.7%	56.6%	53.0%	49.9%

Czech (Nvision)	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Operating margin	6.0%	3.6%	14.6%	1.3%	4.0%
Add: D&A	1.7%	2.1%	2.0%	2.1%	2.3%
OIBDA margin	7.8%	5.8%	16.6%	3.4%	6.2%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	Q4’20	Q1’21	Q2’21	Q3’21	Q4’21
Group free cash flow	13.5	-13.7	3.7	4.1	33.5
Less: Bank free cash flow	2.6	-26.3	-1.8	-2	2.6
Free cash flow ex-Bank	10.9	12.6	5.5	6.1	31.0

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

12

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

13

Consolidated financial statements

MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Amounts in millions of RUB except per share amount)

	Twelve months ended	Twelve months ended	Three months ended	Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Service revenue	457 677	425 448	120 777	111 152
Sales of goods	76 726	69 478	22 946	22 554
Revenue	534 403	494 926	143 723	133 706

Cost of services	(133 512)	(121 943)	(36 250)	(31 759)
Cost of goods	(72 244)	(63 482)	(20 842)	(20 777)

Selling, general and administrative expenses	(96 239)	(87 983)	(27 566)	(24 578)
Depreciation and amortization	(111 088)	(100 234)	(29 680)	(25 598)
Operating share of the profit of associates and joint ventures	5 565	5 048	1 276	1 475
Impairment of non-current assets	10	(2 023)	-	(796)
Other operating expenses	(8 616)	(11 416)	(4 849)	(5 547)
Operating profit	118 279	112 893	25 812	26 126

Other income / (expenses):
Finance income	2 518	3 437	485	787
Finance costs	(41 352)	(42 084)	(11 635)	(10 933)
Other income / (expenses)	(243)	3 337	(1 161)	(534)
Total other expenses, net	(39 077)	(35 310)	(12 311)	(10 680)

Profit before tax from continuing operations	79 202	77 583	13 501	15 446

Income tax expense	(15 403)	(16 126)	60	(2 288)

Profit for the year from continuing operations	63 799	61 457	13 561	13 158

Discontinued operation:

Profit after tax for the year from discontinued operation	470	616	191	106

Profit for the year	64 269	62 073	13 752	13 264

Profit for the year attributable to non-controlling interests	(796)	(661)	(137)	(166)

Profit for the year attributable to owners of the Company	63 473	61 412	13 615	13 098

Other comprehensive income / (expenses)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	1 197	1 644	368	(2 684)
Other comprehensive income / (expenses) for the year	1 197	1 644	368	(2 684)

Total comprehensive income for the year	65 466	63 717	14 120	10 580
Less comprehensive income for the period attributable to the noncontrolling interests	(796)	(661)	(137)	(166)

Comprehensive income for the period attributable to owners of the Company	64 670	63 056	13 983	10 414

Weighted average number of common shares outstanding, in thousands - basic	1 693 244	1 760 468	1 670 548	1 734 726
Earnings per share attributable to the Group - basic:
EPS from continuing operations	37.21	34.53	8.04	7.49
EPS from discontinued operation	0.28	0.35	0.11	0.06
Total EPS - basic	37.49	34.88	8.15	7.55
Weighted average number of common shares outstanding, in thousands - diluted	1 701 785	1 761 778	1 671 759	1 735 556
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	37.02	34.51	8.03	7.49
EPS from discontinued operation	0.28	0.35	0.11	0.06
Total EPS - diluted	37.30	34.86	8.14	7.55

14

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND AS OF DECEMBER 31, 2020

(Amounts in millions of RUB)
	As of December 31,	As of December 31,
	2021	2020
NON-CURRENT ASSETS:
Property, plant and equipment	311 250	284 804
Investment property	2 498	1 889
Right-of-use assets	132 343	130 503
Intangible assets	142 951	128 144
Investments in associates and joint ventures	8 735	8 555
Other investments	4 591	9 488
Deferred tax assets	11 683	8 778
Accounts receivable, related parties	5 000	5 209
Bank deposits and loans to customers	118 342	63 992
Other financial assets	9 335	9 738
Other assets	5 790	5 749
Total non-current assets	752 518	656 849

CURRENT ASSETS:
Inventories	18 981	15 204
Trade and other receivables	37 897	32 868
Accounts receivable, related parties	2 287	8 980
Bank deposits and loans to customers	87 594	52 676
Short-term investments	28 972	23 434
VAT receivable	11 746	8 877
Income tax assets	2 021	4 660
Assets held for sale	549	667
Cash and cash equivalents	40 590	85 405
Other financial assets	27 349	23 922
Advances paid and prepaid expenses and other assets	5 314	5 661
Total current assets	263 300	262 354
Total assets	1 015 818	919 203

EQUITY:
Equity attributable to owners of the Company	9 766	28 700
Non-controlling interests	4 838	3 990
Total equity	14 604	32 690

NON-CURRENT LIABILITIES:
Borrowings	350 300	395 143
Lease obligations	135 800	134 637
Bank deposits and liabilities	14 313	1 883
Deferred tax liabilities	17 901	19 191
Provisions	7 288	5 128
Other financial liabilities	180	14
Other liabilities	2 012	1 903
Total non-current liabilities	527 794	557 899

CURRENT LIABILITIES:
Trade and other payables	72 078	56 017
Accounts payable, related parties	4 107	3 146
Borrowings	111 839	34 125
Lease obligations	18 709	16 177
Bank deposits and liabilities	207 055	165 794
Income tax liabilities	768	753
Provisions	17 479	13 460
Other financial liabilities	202	1 109
Other liabilities	41 183	38 033
Total current liabilities	473 420	328 614
Total equity and liabilities	1 015 818	919 203

15

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Amounts in millions of RUB)
	Twelve months ended	Twelve months ended
	December 31, 2021	December 31, 2020
Profit for the year	64 269	62 073

Adjustments for:
Depreciation and amortization	111 088	100 205
Impairment of non-current assets	(10)	2 023
Impairment of financial assets	12 983	11 936
Loss/(gain) from sale of Ukraine operations	54	(2 101)
Finance income	(2 518)	(3 439)
Finance costs	41 352	42 085
Income tax expense	15 403	17 191
Share of profit of associates and joint ventures	(5 746)	(5 321)
Net foreign exchange loss//(gain) and change in fair value of financial instruments	186	(4 330)
Inventory obsolescence expense	1 456	891
Change in provisions	3 620	1 492
Other non-cash items	(4 360)	(4 393)

Movements in operating assets and liabilities:
(Increase) / decrease in trade and other receivables and contract assets	(2 608)	1 904
Increase in bank deposits and loans to customers	(101 897)	(33 570)
Increase in inventory	(5 206)	(630)
Increase in advances paid and prepaid expenses	(2 526)	(6 507)
(Increase) / decrease in VAT receivable	(2 821)	482
Increase / (decrease) in trade and other payables, contract liabilities and other current liabilities	16 544	(1 104)
Increase in bank deposits and liabilities	53 765	27 172

Dividends received	4 794	3 676
Income tax paid	(17 494)	(15 193)
Interest received	3 150	2 727
Interest paid, net of interest capitalized	(40 632)	(41 762)
Net cash provided by operating activities	142 846	155 507

CASH FLOWS FROM INVESTING ACTIVITIES:
Aquisition of subsidiary, net of cash acquired	(10 186)	(262)
Purchases of property, plant and equipment	(73 081)	(66 256)
Purchases of other intangible assets	(38 602)	(31 153)
Purchase of Avantage	-	(429)
Cost to obtain and fulfill contracts, paid	(4 218)	(5 442)
Proceeds from sale of property, plant and equipment and assets held for sale	5 082	6 678
Purchases of short-term and other investments	(13 765)	(10 054)
Proceeds from sale of short-term and other investments	13 085	16 012
Investments in associates and joint ventures	(1 087)	(1 460)
Cash (payments) and proceeds related to swap contracts	(657)	5 322
Proceeds from sale of associates	3 014	2 450
Proceeds from sale of subsidiaries	3 891	3 461
Other investing activities	92	-
Net cash used in investing activities	(116 432)	(81 133)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(20 813)	(28 167)
Proceeds from issuance of notes	4 350	46 757
Notes and debt issuance cost paid	(96)	(107)
Lease obligation principal paid	(16 516)	(15 054)
Dividends paid	(61 955)	(74 923)
Cash flows from transactions under common control	(3 474)	-
Proceeds from loans	64 311	194 645
Repayment of loans	(15 538)	(134 483)
Repurchase of common stock	(21 483)	(16 028)
Net cash used in by financing activities	(71 214)	(27 360)

Effect of exchange rate changes on cash and cash equivalents	(7)	385

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(44 879)	47 399

CASH AND CASH EQUIVALENTS, beginning of the year	85 469	38 070

CASH AND CASH EQUIVALENTS, end of the year	40 590	85 469

Less cash and cash equivalents within held for sale	-	(64)

CASH AND CASH EQUIVALENTS, end of the year	40 590	85 405

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO
Date: March 3, 2022